

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 14, 2009

Beth B. Hood
Vice President and Chief Financial Officer
North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue, Suite 1000
Tulsa, Oklahoma 74135

      Re: **North American Galvanizing & Coatings, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                File No. 1-3920

Dear Ms. Hood:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                          Sincerely,

                          John Cash
                          Accounting Branch Chief